Exhibit 99.3

CONSENT OF SHAWN WILSON

August 18, 2021

I, Shawn Wilson, hereby consent to the use of my name in connection with reference to my involvement the review and approval of certain scientific and technical information in the management’s discussion and analysis of Americas Gold and Silver Corporation (the “Company”) for the three and six months ended June 30, 2021.

I also hereby consent to the inclusion or incorporation by reference of the scientific and technical information in the Company’s registration statement (No. 333-240504) on Form F-10, as amended or supplemented.

/s/ Shawn Wilson
Shawn Wilson